UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 1-9894

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIANT ENERGY CORPORATION

4902 North Biltmore Lane

Madison, Wisconsin 53718

REQUIRED INFORMATION

The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Page 1 of 20 pages

Exhibit Index is on page 19

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

AND FOR THE YEAR ENDED DECEMBER 31, 2008,

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
as of December 31, 2008 and 2007	5

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2008	6

NOTES TO FINANCIAL STATEMENTS	7-14

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2008	15

Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Acquired and Disposed
of Within Year) for the Year Ended December 31, 2008	16

Form 5500, Schedule H, Part IV, line 4j - Schedule of Reportable Transactions
for the Year Ended December 31, 2008	17

SIGNATURES	18

EXHIBIT INDEX	19

CONSENT OF INDEPENDENPT REGISTERED PUBLIC ACCOUNTING FIRM	20

Report of Independent Registered Public Accounting Firm

To the Total Compensation Committee and Participants of the Alliant Energy Corporation 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Alliant Energy Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008, and (2) assets (acquired and disposed of within year) for the year ended December 31, 2008, and (3) reportable transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

June 25, 2009

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

Investments, other than participant promissory notes (Refer to Notes 7, 8 and 9)	$455,015,943	$632,459,824
Participant promissory notes	9,601,321	9,904,024

Total investments	464,617,264	642,363,848

Net assets available for benefits at fair value	464,617,264	642,363,848
Adjustments from fair value to contract value for fully benefit-
responsive investment contracts (Refer to Note 2)	7,498,346	539,804

Net assets available for benefits	$472,115,610	$642,903,652

The accompanying Notes to Financial Statements are an integral part of these statements.

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2008

Net assets available for benefits - beginning of year	$642,903,652
Contributions:
Cash contributions from employees	29,191,629
Employer contributions:
Cash	6,954,152
Cash for purchase of Alliant Energy Corporation common stock	6,261,288
Rollovers from other qualified plans	1,477,625
Investment income:
Net depreciation in fair value of investments (Refer to Note 7)	(191,645,464)
Interest and dividends	18,853,620
Distributions to participants	(41,880,892)

Net decrease	(170,788,042)

Net assets available for benefits - end of year	$472,115,610

The accompanying Notes to Financial Statements are an integral part of this statement.

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

Note 1.	Description of the Plan

The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the plan document and summary plan description, which have been made available to all eligible Plan participants (participants). The Plan is administered by the Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation). The Committee reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may participate in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate immediately following 30 days of service. Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours.

An Employee Stock Ownership Plan (ESOP) is in place within the Plan. Under these provisions, participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price. Also, the Company is eligible for the dividend deduction provisions of Section 404(k) of the Code for Company common stock held in the ESOP.

The Company provides matching contributions of $0.50 for each $1 contributed by the participant up to the first 8% of each respective participant’s eligible compensation. In addition, the Company provides a contribution into each active employee’s 401(k) account each pay period based on a percentage of their base pay (non-elective Company cash contribution) as follows:

Company
Age plus Years of Service	Contribution
< 49	4%
50 – 69	5%
70+	6%

There are certain exceptions to the Company matching contributions and non-elective Company cash contributions described above for bargaining unit employees. These exceptions are dependent on the bargaining unit in which the employee participates and the employee’s date of hire. These exceptions include certain employees being ineligible for the non-elective Company cash contribution and the Company matching contribution being limited to $0.50 for each $1 contributed by the participant up to the first 6% of each respective participant’s eligible compensation. In addition, certain bargaining unit employees are eligible for a Company contribution of 1% of their respective eligible compensation (1% Company contribution). This 1% Company contribution is in addition to any other Company provided match and will be invested in the Alliant Energy Corporation Common Stock Fund. Participants must have at least three years of service before they can diversify investments from this 1% Company contribution to different investment funds.

Prior to Aug. 3, 2008, non-bargaining unit employees hired before Dec. 25, 2005, received matching contributions of $0.50 for each $1 contributed by the participant up to the first 6% of each respective participant’s eligible compensation and were ineligible for the non-elective Company cash contribution.

Employee contribution limits for 2008 were as follows:

Eligible employee annual contribution limit as a percentage of compensation	50%
Maximum annual contribution limit*	$15,500

*Participants who were at least age 50 by Dec. 31, 2008 were eligible to make additional catch-up contributions of up to $5,000 in 2008. These additional catch-up contributions were not eligible for any Company match.

Effective beginning Aug. 3, 2008, Company matching contributions were invested at each participant’s discretion. Previously, Company matching contributions were invested in the Alliant Energy Corporation Common Stock Fund. The non-elective Company cash contribution is invested at each participant’s discretion.

An “additional” Company contribution is contributed to the accounts of active participants, as of the last day of the Plan year, who contributed at least the maximum level of their compensation eligible to be matched by the Company and did not receive the maximum level of Company matching contributions based on their contributions during the Plan year. The amount of the “additional” Company contribution is the difference between the maximum level of Company matching contributions based on the participants contributions during the Plan year and the amount of Company matching contributions previously received by the participant during the Plan year.

Participants are immediately vested in their respective employee and employer contributions, except for the non-elective Company cash contribution which is subject to a three year cliff vesting schedule for new employees hired on Aug. 1, 2008 or later, or on a date agreed to pursuant to the terms of the participant’s respective bargaining agreement. Participants may subsequently redesignate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan.

Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by J.P. Morgan Retirement Plan Services LLC (the Trustee or JPMorgan). Individual accounts are maintained by the Trustee for each participant. Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The Plan has provisions under which participants who are active employees may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans outstanding ranged from 5.0% to 10.5% at both Dec. 31, 2008 and 2007. Principal and interest are repaid bi-weekly through employee payroll deductions.

Note 2.	Summary of Significant Accounting Policies

(a) Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) New Accounting Pronouncements - In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 157, “Fair Value Measurements,” (SFAS 157) which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The Plan adopted SFAS 157 on Jan. 1, 2008 with no material impact on its financial condition. Refer to Note 8 for expanded disclosures about fair value measurements required by SFAS 157.

(c) Accounting for Fully Benefit-Responsive Contracts - In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP), the statements of net assets available for benefits present investments at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.

(d) Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value. All Guaranteed Investment Contracts (GICs) held by the Plan are fully benefit-responsive contracts and at Dec. 31, 2008 and 2007 all were synthetic GICs. The synthetic GICs are comprised of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate. The contract value of all GIC investments was $65,386,614 and $68,374,996 at Dec. 31, 2008 and 2007, respectively. The approximate fair value of these investments was $57,888,268 and $67,835,192 at Dec. 31, 2008 and 2007, respectively, based on the fair value of the underlying assets. The weighted average yields for the GICs based on annualized earnings on Dec. 31, 2008 and 2007, were 6.43% and 6.66%, respectively. The weighted average yields for the GICs based on the interest rate credited to participants on Dec. 31, 2008 and 2007, were 3.44% and 5.53%, respectively. Participant loans are carried at unpaid principal balances due, which approximates fair value. All other Plan investments are carried at fair value as determined by quoted market prices or the net asset value of shares held by the Plan on the valuation date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

(e) Net Depreciation in Fair Value of Investments - Net realized and unrealized depreciation is recorded in the accompanying statement of changes in net assets available for benefits as “Net depreciation in fair value of investments.”

(f) Payment of Benefits - Benefit payments to participants are recorded when paid.

(g) Expenses - All expenses paid through the Plan are recorded with investment earnings in the accompanying statement of changes in net assets available for benefits. On JPMorgan individual participant statements, recordkeeping fees are reported separate from investment earnings and are paid for directly by the Plan participants. Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances, but can be identified in the investment fund information supplied to participants from JPMorgan. Certain other Plan administrative expenses are absorbed by the Company. Expenses incurred in maintaining Self-Managed Brokerage Accounts are the responsibility of the respective Plan participants.

(h) Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(i) Risk and Uncertainties - The Plan invests in various investments, including registered investment companies, common/collective trusts, common stock of the Company and synthetic investment contracts. The Plan also offers a Self-Managed Brokerage Account option which allows participants to invest in a wide range of mutual funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 3.               Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated Aug. 25, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Note 4.	Plan Termination Provisions

Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in their account. The Company has no intention to terminate the Plan.

Note 5.	Withdrawals and Distributions

Withdrawals from participants’ account balances are allowed when participants who are actively employed reach age 70-1/2 (or age 59-1/2 for certain participants). Withdrawals are also allowed due to special “hardship” circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant’s account balance is less than $5,000. If a withdrawing participant’s account balance exceeds $1,000 but is less than $5,000, and the participant does not make an election to either have the account paid as a direct rollover or as a cash payment, the distribution will be paid as a direct rollover to an individual retirement account established at the Trustee. If a withdrawing participant’s account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum or substantially equal annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at Dec. 31, 2008 and 2007 was $0 for both dates. Distributions payable are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500.

Note 6.	Derivative Financial Instruments

The Plan did not invest in any material derivative financial instruments during 2008 and 2007.

Note 7.	Investment Information

Investments held which were greater than 5% of the Plan’s net assets available for benefits as of Dec. 31 were as follows:
	2008	2007
Alliant Energy Corporation Common Stock*	$85,716,240	$137,986,764
(non-participant directed: $18,486 (633 shares) and
$1,171,361 (28,787 shares), respectively)
(participant directed: $85,697,754 (2,936,870 shares) and $136,815,403
(3,362,384 shares), respectively)
American Funds Growth Fund of America, 2,896,125 and 2,868,962
shares, respectively	59,196,798	97,544,722
JPMorgan Intermediate Bond Fund*, 4,813,223 and 5,225,680 shares,
respectively	54,389,421	61,558,512
State Street Global Advisors S&P 500 Index Fund, 3,039,432 and 2,884,397
shares, respectively	50,396,823	75,891,380
PIMCO Total Return Fund, 4,527,981 and 3,705,129 shares, respectively	45,913,730	39,607,826
American Funds EuroPacific Growth Fund, 1,508,183 and 1,114,089
shares, respectively	42,153,705	56,673,723
Dodge & Cox Stock Fund, 459,687 and 435,882 shares, respectively	34,186,912	60,265,040

* Represents party known to be a party-in-interest to the Plan.

During 2008, the Plan’s investments, including gains and losses on investments acquired and disposed of, as well as held during the year, appreciated (depreciated) in value as follows:

State Street Global Advisors Bond Index Fund	$1,087,886
Self-Managed Brokerage Accounts	(412,976)
PIMCO Total Return Fund	(1,633,596)
Riversource Small Cap Value Fund	(3,244,905)
Janus Advisor Mid Cap Value Fund	(3,473,619)
Wellington Mid Cap Growth Fund	(3,859,049)
Buffalo Small Cap Fund	(8,890,109)
Boston Company Emerging Markets Value Equity Fund	(11,127,870)
Dodge & Cox Stock Fund	(27,984,063)
State Street Global Advisors S&P 500 Index Fund	(28,543,835)
American Funds EuroPacific Growth Fund	(29,707,517)
Alliant Energy Corporation Common Stock*	(35,947,550)
American Funds Growth Fund of America	(37,908,261)
Net depreciation in fair value of investments	($191,645,464)
* Represents party known to be a party-in-interest to the Plan.

Note 8. Fair Value Measurements

Adoption of SFAS 157 - Effective Jan. 1, 2008, the Plan adopted SFAS 157, which establishes a framework for measuring fair value.

Valuation Hierarchy - SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and a description of the Plan’s assets for each are as follows:

Level 1 - Pricing inputs are unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 Plan assets include investments in registered investment companies and common stocks and are valued at the closing price reported in the active market in which the individual securities are traded. Assets of participant-directed brokerage accounts at Dec. 31, 2008 were limited to investments in registered investment companies.

Level 2 - Pricing inputs are quoted prices for similar asset or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 Plan assets include investments in common/collective trusts, corporate bonds and government and agency obligations. Common/collective trusts are valued at the net asset value (NAV) of shares held by the Plan which is based on the fair market value of the underlying investments of the common/collective trusts. Corporate bonds and government and agency obligations are valued at the closing price reported in the active market in which the individual securities are traded or based on yields currently available on comparable securities of issuers with similar credit ratings.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. Level 3 Plan assets include synthetic guaranteed investment contract wrappers and participant promissory notes. Synthetic guaranteed investment contract wrappers are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Participant promissory notes are valued at amortized cost, which approximates fair value.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Recurring Fair Value Measurements - Recurring fair value measurements subject to the disclosure requirements of SFAS 157 at Dec. 31, 2008 were as follows:

	Fair Value
	Measurements
	at Dec. 31, 2008	Level 1	Level 2	Level 3
Assets:
Registered investment companies	$214,992,838	$214,992,838	$--	$--
Common/collective trusts	150,287,880	--	150,287,880	--
Common stocks	85,716,240	85,716,240	--	--
Corporate bonds	223,572	--	223,572	--
Government and agency obligations	2,751,656	--	2,751,656	--
Synthetic guaranteed investment
contract wrappers	130,687	--	--	130,687
Participant-directed brokerage accounts	913,070	913,070	--	--
Participant promissory notes	9,601,321	--	--	9,601,321
Total assets at fair value	$464,617,264	$301,622,148	$153,263,108	$9,732,008

Additional information for the Plan’s recurring fair value measurements using significant unobservable inputs (Level 3 inputs) for 2008 is as follows:

	Synthetic Guaranteed	Participant
	Investment Contract	Promissory
	Wrappers	Notes
Beginning balance, Jan. 1, 2008	$--	$9,904,024
Unrealized gains relating to instruments still held at Dec. 31, 2008	130,687	--
Purchases, sales, issuances and settlements, net	--	(302,703)
Ending balance, Dec. 31, 2008	$130,687	$9,601,321

Note 9.             Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments was as follows:

	Dec. 31,
Net assets:	2008	2007
Alliant Energy Corporation Common Stock*	$18,486	$1,171,361

Changes in net assets:	2008
Employer contributions	$598,745

Investment activity:
Net depreciation in fair value of investments	(184,582)
Investment income	34,509

Transfers to participant directed investments (Note 1)	(1,522,939)
Distributions to participants	(78,608)
	($1,152,875)

* Represents party known to be a party-in-interest to the Plan.

Note 10. Related Party Transactions

Certain Plan investments are shares of common trust funds managed by an affiliate of the Trustee and shares of common stock of the Company. As of Dec. 31, 2008 and 2007, the Plan held 2,937,503 and 3,391,171 shares of Alliant Energy Corporation common stock with a cost basis of $84,587,117 and $95,423,377 respectively. In 2008 and 2007, the Plan recorded dividend income of $4,380,118 and $4,444,427 respectively, from investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

Note 11. Reconciliation to Form 5500

Net assets available for benefits in the accompanying financial statements are at contract value, however, they are recorded at fair value in the Plan’s Form 5500. If applicable, distributions payable to participants are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as filed by the Company:

	2008	2007
Net assets available for benefits per financial statements	$472,115,610	$642,903,652
Adjustments:
Fair value to contract value for fully
benefit-responsive investment contracts	(7,498,346)	(539,804)
Amounts reported per Form 5500	$464,617,264	$642,363,848

The following table reconciles the net decrease in net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for 2008:

Net decrease
Amounts reported per financial statements	($170,788,042)
Adjustments:
Changes in adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(6,958,542)
Amounts reported per Form 5500	($177,746,584)

Note 12. Subsequent Events

Beginning June 21, 2009, the Company matching contribution for certain non-bargaining and bargaining employees was temporarily suspended. The suspension does not apply to the non-elective Company cash contributions. The Company plans to resume the matching contribution effective the first pay period of 2010.

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Identity of issue, borrower,	Description of investment including maturity date,		Current
lessor, or similar party	rate of interest, collateral, par or maturity value	Cost*	Value

Registered Investment Companies	American Funds Growth Fund of America, 2,896,125 class R5 shares		$59,196,798
	PIMCO Total Return Fund, 4,527,981 class I shares		45,913,730
	American Funds EuroPacific Growth Fund, 1,508,183 class R5 shares		42,153,705
	Dodge & Cox Stock Fund, 459,687 shares		34,186,912
	Buffalo Small Cap Fund, 1,138,131 shares		18,631,204
	Janus Advisor Mid Cap Value Fund, 659,367 class I shares		8,545,394
	Riversource Small Cap Value Fund, 2,014,271 class R5 shares		6,365,095

Common/Collective Trusts	JPMorgan Intermediate Bond Fund**, 4,813,223 shares		54,389,421
	State Street Global Advisors S&P 500 Index Fund, 3,039,432 class C shares		50,396,823
	State Street Global Advisors Bond Index Fund, 1,692,085 class L shares		21,284,734
	Boston Company Emerging Markets Value Equity Fund, 406,767 shares		12,816,789
	JPMorgan Liquidity Fund**, 6,334,864 shares		6,334,864
	Wellington Mid Cap Growth Fund, 778,072 shares		5,065,249

Corporate Stocks: Common	Alliant Energy Corporation common stock**, 2,937,503 shares	$84,587,117	85,716,240

Corporate Bonds	CWALT 2006-HY12 A2, Variable rate, 8/25/36, par value $131,269		97,196
	CWALT 2007-OA9 A2, Variable rate, 6/25/47, par value $311,546		77,784
	RALI 2006-QS3 1A10, 6.00%, 3/25/36, par value $75,346		48,592

Government and Agency Obligations	US TREASURY NOTE 4.75%, 08/15/17, par value $610,000		729,331
	FHLMC 30 YR FH 1G2450 Mtg Back FRN 8/1/36, par value $264,038		269,491
	FNMA 10 YR FN 387608 Mtg Back 4.80%, 9/1/15, par value $211,718		214,622
	FNMA 30 YR FN 887096 Mtg Back FRN, 7/1/36, par value $150,496		154,498
	FNMA 30 YR FN 826908 Mtg Back FRN, 8/1/35, par value $143,448		146,283
	FNMA 30 YR FN 705304 Mtg Back FRN, 6/1/33, par value $119,082		124,123
	FNMA 30 YR FN 866097 Mtg Back FRN, 2/1/36, par value $119,072		122,642
	FNMA 30 YR FN 725090 Mtg Back FRN, 11/1/33, par value $95,770		98,295
	FNMA 30 YR FN 844705 Mtg Back FRN, 12/1/35, par value $94,487		96,332
	FNMA 30 YR FN 902818 Mtg Back FRN, 11/1/36, par value $83,229		85,335
	US TREASURY NOTE 2.00%, 09/30/10, par value $75,000		76,887
	FNMA 30 YR FN 799769 Mtg Back FRN, 11/1/34, par value $74,122		75,177
	FNMA 30 YR FN 801344 Mtg Back FRN, 10/1/34, par value $72,042		72,961
	FNMA 30 YR FN 809534 Mtg Back FRN, 2/1/35, par value $70,942		71,716
	FNMA 30 YR FN 849082 Mtg Back FRN, 1/1/36, par value $69,154		71,246
	FNMA 30 YR FN 764082 Mtg Back FRN, 1/1/34, par value $68,538		69,685
	FNMA 30 YR FN 872753 Mtg Back FRN, 6/1/36, par value $61,055		62,787
	US TREASURY NOTE 4.00%, 09/30/09, par value $50,000		51,348
	US TREASURY NOTE 2.38%, 08/31/10, par value $35,000		36,062
	US TREASURY NOTE 2.00%, 02/28/10, par value $25,000		25,450
	US TREASURY NOTE 3.13%, 11/30/09, par value $20,000		20,496
	US TREASURY NOTE 1.50%, 10/31/10, par value $20,000		20,299
	US TREASURY NOTE 2.88%, 06/30/10, par value $15,000		15,534
	US TREASURY NOTE 3.63%, 10/31/09, par value $15,000		15,395
	US TREASURY NOTE 2.13%, 04/30/10, par value $15,000		15,359
	US TREASURY NOTE 2.63%, 05/31/10, par value $10,000		10,302

Investment Contracts	State Street Bank, 3.20%
	Synthetic Guaranteed Investment Contract Wrapper		43,567
	Aegon, 3.20%
	Synthetic Guaranteed Investment Contract Wrapper		43,560
	ING, 3.20%
	Synthetic Guaranteed Investment Contract Wrapper		43,560

Participant-Directed Brokerage Accounts	Self-Managed Brokerage Accounts		913,070

Participant Promissory Notes**	Maximum allowable loan -- $50,000
	Various interest rates -- 5.0% to 10.5%
	Primarily maturing within 5 years		9,601,321

			$464,617,26	4

*   Cost value is not required to be disclosed for participant-directed investments.
** Represents party known to be a party-in-interest to the Alliant Energy Corporation 401(k) Savings Plan.

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)

FOR THE YEAR ENDED DECEMBER 31, 2008

Description of investment
Identity	including maturity date,
of issue, borrower, lessor,	rate of interest, collateral,	Cost of	Proceeds of
or similar party	par or maturity value	Acquisitions	Dispositions

None.

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV

LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

Identity	Total	Total	Total	Net	Adjusted	Net
of Party Involved and	Number of	Value of	Number	Selling	Cost of	Gain
Description of Assets	Purchases	Purchases	of Sales	Price	Assets Sold	(Loss)

Single Transaction Exceeds 5% of Value:

None.

Series of Transactions With Same Broker Exceeds 5% of Value:

None.

Series of Transactions In Same Security Exceeds 5% of Value:

None.

Single Transaction With One Broker Exceeds 5% of Value:

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 25th day of June 2009.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

/s/ Patricia L. Kampling
Patricia L. Kampling

The foregoing person is the Vice President - Chief Financial
Officer and Treasurer of Alliant Energy Corporation and
Alliant Energy Corporate Services, Inc., and a member of the
Alliant Energy Corporation Total Compensation Committee.

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K

ALLIANT ENERGY CORPORATION

401(k) SAVINGS PLAN

FOR THE YEAR ENDED DECEMBER 31, 2008

		Page Number in
		Sequentially Numbered
Exhibit No.	Exhibit	Form 11-K
23	Consent of Independent Registered Public Accounting Firm	20